CABO
MINING ENTERPRISES CORP.

June 9, 2005



05008992

U.S. Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, DC
U.S.A. 20549

Dear Sir of Madam:

RE: Cusip #12g3-2(b) No# 82-1401

Please find enclosed for Cabo Mining Enterprises Corp. the following:

1 News releases and Material Change reports from May 12, 2005 to June 9 2005

2. 3rd Quarter Financial Statements ending March 31, 2005

If you have any questions or need further information, please feel free to give us a call.

Sincerely,
CABO MINING ENTERPRISES CORP.



Linda Teneycke
Executive Assistant

Enclosures



3rd Floor • 120 Lonsdale Avenue, North Vancouver BC, Canada V7M 2E8 • Tel: (604) 984 - 8894 • Fax: (604) 983 - 8056
www.cabo.ca • info@cabo.ca

Form 51-102F3
Material Change Report

Item 1 Name and Address of Company

Cabo Mining Enterprises Corp.
3rd Floor – 120 Lonsdale Street,
North Vancouver, B.C.
V7M 2E8

Item 2 Date of Material Change

May 9, 2005

Item 3 News Release

A news release dated May 12, 2005, delivered to Canada News Wire and Canada Stockwatch.

Item 4 Summary of Material Change

The Issuer announces the appointment of its new CFO, the departure of its former V-P Finance & Corp. Development, the resignation of its Corp. Secretary, the re-pricing of prior stock options and the granting of granting of 250,000 new stock options.

Item 5 Full Description of Material Change

See attached news release dated May 12, 2005.

Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

N/A.

Item 7 Omitted Information

None

Item 8 Executive Officer

John A. Versfelt, President & CEO, Telephone: 604 984-9959

Item 9 Date of Report

Dated at Vancouver, British Columbia this 12th day of May, 2005.

Signed:

"D. Alex Caldwell"

D. Alex Caldwell, Assistant Corp. Secretary

#1293-2(b) No 82-1401



For Immediate Release: May 12, 2005

Telephone: (604) 984-8894
Facsimile: (604) 983-8056
e-mail: cabo@cabo.ca
web site: www.cabo.ca

CONTACT: John A. Versfelt, Chairman, President and CEO

CHIEF FINANCIAL OFFICER APPOINTED, STOCK OPTIONS GRANTED AND REPRICED

VANCOUVER, B.C. – Cabo Mining Enterprises Corp. ("Cabo" or the "Company") announces the appointment of Mr. Alex Loosdrecht, CA, as Chief Financial Officer of the Company, and the recent departure of Mr. Corry Silbernagel, Vice-President Finance and Corporate Development. In his role as Chief Financial Officer, Mr. Loosdrecht will provide financial and strategic leadership, develop and motivate a strong accounting and finance team, manage relationships with senior management, the Board and the financial community and ensure the continued timely and accurate reporting of financial information in compliance with regulatory filing requirements.

Prior to joining Cabo, Mr. Loosdrecht was Senior Vice-President-Operations, Chief Financial Officer, and held other strategic business development and senior management positions with Speedy Glass and Glentel Inc., as well as TCG International Inc., its parent company. TCG International Inc. operates in the after market automotive and wireless communications industries with over 350 corporate locations, 1,000 franchisees and 2,000 employees. In his past senior management roles, he was responsible for financial reporting, information technology management, corporate development and general business management. Mr. Loosdrecht has been a Chartered Accountant since 1987.

The Company also advises that Mr. Thomas Lamb, Corporate Secretary, has accepted a new position with another firm effective May 31, 2005. An announcement of a new appointment is expected in the near future.

Cabo's Board of Directors has approved, subject to TSX Venture Exchange approval, the re-pricing of 1,479,000 stock options previously granted to its employees, directors, officers and consultants in July and October, 2004 to an exercise price of $0.80 per share. The Company also announces the granting of additional incentive stock options to new employees and officers to purchase 250,000 common shares of the Company at $0.80 per share. Following the granting of the options, the Company will have unexercised director and employee stock options totaling 2,227,000 common shares.

Cabo is a drilling services and mineral exploration company headquartered in Vancouver, British Columbia, Canada. The Company provides drilling services through its subsidiaries Heath & Sherwood Drilling (1986) Inc. of Kirkland Lake, Ontario, Petro Drilling Company Limited of Springdale, Newfoundland, Stratacan (Quebec) Inc., of Montreal, Quebec, and Advanced Drilling Ltd. of Surrey, British Columbia. Cabo's mineral exploration properties are located near Cobalt, **where a drill has been mobilized as of May 9, 2005**, Kenora, and Sudbury Ontario, Canada. The Company's common shares trade on the TSX Venture Exchange under the symbol: **CBE**

ON BEHALF OF THE BOARD

(signed "John Versfelt")

John A. Versfelt
Chairman, President and CEO
*   *   *   *

The Exchange has not in any way passed upon the merits of this news release.

This news release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, potential mineral recovery processes and other business transactions timing. Forward-looking statements address future events and conditions and therefore, involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements.

#1293-2(B) ... /40,

Form 51-102F3
Material Change Report

Item 1 Name and Address of Company

Cabo Mining Enterprises Corp.
3rd Floor – 120 Lonsdale Street,
North Vancouver, B.C.
V7M 2E8

Item 2 Date of Material Change

May 25, 2005

Item 3 News Release

A news release dated May 25, 2005, delivered to Canada News Wire and Canada Stockwatch.

Item 4 Summary of Material Change

The Issuer announces that Petro Drilling Company Limited, a division of Cabo Mining Enterprises Corp., has been awarded a 20,000 metre diamond drilling contract by Altius Minerals Corporation, of St. John's, NL.

Item 5 Full Description of Material Change

See attached news release dated May 25, 2005.

Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

N/A.

Item 7 Omitted Information

None

Item 8 Executive Officer

John A. Versfelt, President & CEO, Telephone: 604 984-9959

Item 9 Date of Report

Dated at Vancouver, British Columbia this 25th day of May, 2005.

Signed:

"D. Alex Caldwell"

D. Alex Caldwell, Assistant Corp. Secretary


CABO
MINING ENTERPRISES CORP.

For Immediate Release May 25, 2005

Telephone: (604) 984-8894
Facsimile: (604) 983-8056
e-mail: cabo@cabo.ca
web site: www.cabo.ca

CONTACT: John Versfelt, Chairman, President and CEO

CABO ANNOUNCES DRILLING CONTRACT WITH ALTIUS

Vancouver, British Columbia – Cabo Mining Enterprises Corp. announces that Altius Minerals Corporation, of St. John's, NL, has awarded a 20,000 metre diamond drilling contract to Petro Drilling Company Limited of Springdale, NL. Petro is a division of Cabo Mining Enterprises Corp. (TSXV; CBE) of Vancouver. The work is taking place at the Rambler Metals and Mining plc, copper-gold property in western Newfoundland.

Cabo Mining Enterprises Corp. is a drilling services and mineral exploration company headquartered in North Vancouver, British Columbia, Canada. The Company provides drilling services through its subsidiaries Heath & Sherwood Drilling (1986) Inc, of Kirkland Lake, Ontario; Petro Drilling Company Limited of Springdale, Newfoundland; Stratacan Inc. of St. John's, Newfoundland; Stratacan (Quebec) Inc. of St. Julie, Quebec; and Advanced Drilling Ltd. of Surrey, British Columbia. Cabo's mineral exploration properties are located near Cobalt, Kenora, and Sudbury, Ontario, Canada. The Company's common shares trade on the TSX Venture Exchange under the symbol: **CBE.**

ON BEHALF OF THE BOARD

(signed "John Versfelt")

John A. Versfelt
Chairman, President and CEO

Further information about the Company can be found on the Cabo website (http://www.cabo.ca) and Sedar (www.sedar.com) or by contacting Investor Relations Ms. Sheri Barton at 403-217-5830 or Mr. John A. Versfelt, President of the Company.

* * * *

Form 51-102F3
Material Change Report

Item 1 Name and Address of Company

Cabo Mining Enterprises Corp.
3rd Floor – 120 Lonsdale Street,
North Vancouver, B.C.
V7M 2E8

Item 2 Date of Material Change

May 26, 2005

Item 3 News Release

A news release dated May 26, 2005, delivered to Canada News Wire and Canada Stockwatch.

Item 4 Summary of Material Change

The Issuer announces the results of exploration work on its Cobalt Ontario, silver and gold properties.

Item 5 Full Description of Material Change

See attached news release dated May 26, 2005.

Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

N/A.

Item 7 Omitted Information

None

Item 8 Executive Officer

John A. Versfelt, President & CEO, Telephone: 604 984-9959

Item 9 Date of Report

Dated at Vancouver, British Columbia this 26th day of May, 2005.

Signed:

"D. Alex Caldwell"

D. Alex Caldwell, Assistant Corp. Secretary



For Immediate Release: May 26, 2005

Telephone: (604) 984-8894
Facsimile: (604) 983-8056
e-mail: cabo@cabo.ca
web site: www.cabo.ca

CONTACT: John Versfelt, Chairman, President and CEO

COBALT SILVER PROPERTIES EXPLORATION UPDATE

Vancouver, British Columbia - Cabo Mining Enterprises Corp. (TSX-V: CBE) announces the following exploration program update on its Ontario silver and gold properties.

Most of the Company's exploration activity in 2005 has been focused on evaluating numerous silver targets in three areas centered around Giroux Lake in the Historic Cobalt silver mining camp. This area produced more than 450 million ounces of silver from 78 operating mines between 1903 and 1990. These silver deposits were relatively small, averaging a few hundred feet in length, one hundred feet in depth and from a fraction of an inch to 2 feet in width. The grade of these ore lenses however, was extremely high, ranging from a cut-off low of 8 oz/silver per ton to greater than 4,000 oz/silver per ton. The best known ore lens in the Cobalt area, and undoubtedly one of the largest in the world, was referred to as the Carson Vein measuring 286 feet by 200 feet by 2.5 feet. The Carson Vein produced 9,211,279 ounces of silver and is located under a small lake adjacent to Cabo's Silver Leaf claim in Coleman Township.

A 3,000 metre (24 hole) drilling program is nearing completion on the Cobalt property. The first 17 holes were drilled to test two previously known prospects (Cummings Pits and Professor Adit) and two newly discovered vein systems. Surface grab samples from the Cummings Pits Prospect contained highly anomalous values including one calcite vein that contained 151 g/t Ag, 20.7 g/t Au, 6.2% Pb and 1.4% Cu. Five holes designed to test this showing were unsuccessful in duplicating those results. The best assay obtained here was 3 g/t Ag and 0.34% Pb over a drilled thickness of 0.57 m.

Six holes were drilled in the area of the Professor Adit where four silver bearing veins are exposed underground. Assays from trace amounts of Ag to 189.9 oz/Ag/ton (over 4 inches) were previously reported by workers from underground sampling and drilling. Two of the six holes encountered an unexpected faulted block or roll in the underlying diabase unit and had no chance of intersecting the underground veins. The best intersection came in Hole 12 where a 1.0 metre drill thickness intersection (12.65 to 13.65 m) assayed 36 g/t Ag.

Three holes were drilled on a newly discovered prospect located 100 metres south of the past producing Waldman Mine – located in the west end of the area of current interest. A stripping program completed in late 2004 exposed a set of narrow veins containing visible galena (lead sulphide) and cobalt bloom. Grab samples from these veins contained silver values from trace to 126 g/t and up to 10.9% Pb. Drill hole COB-2 intersected a vein zone containing 12 g/t Ag, 0.32% Pb over 0.8 metres.

Three holes were drilled to test a sulphide prospect located 100 metres west of an old shaft referred to as the Oxford Shaft # 2. All of these holes intersected a broad zone of intense calcite stringers in a highly brecciated volcanic sequence containing pervasive stringers and patches of galena, sphalerite (zinc sulphide) and minor chalcopyrite (copper sulphide). The best results from these holes includes a 3.0 metre interval from 69.0 to 72.0 metres in Hole COB-17 that assayed 15 g/t Ag, 0.35% Cu (including a 1.0 m wide zone 1.0 metre interval (70.0 to 71.0 m) that assayed 26g/t Ag and 0.65 % Cu). Another section from hole COB-17 (104.0 to 105.6 m) assayed 4.0 g/t Ag, 0.77% Pb and 0.58% Zn. The abundant calcite veining and the presence of highly elevated Ag-Pb-Pb in these holes requires additional exploration in the Oxford Shaft area.

Six of the remaining drill holes in this program are designed to test a vein system beneath an old shaft in the western part of the Cobalt Property. At least one hole will be drilled on the Silver Leaf claim immediately west of a previously mined high grade silver zone. Results from these holes will be announced when they become available.

Following completion of the current phase of Cobalt Property drilling, the drill rig will be mobilized to complete drill programs on Cabo's Electrum Lake and Hope Lake projects in the Kenora, Ontario area. This will include drilling at the Electrum Lake Project to test a minimum of three gold-molybdenum-silver targets associated with the High Lake Porphyry complex identified by a 2004 work program and work at Hope Lake will test two areas of known gold-silver mineralization delineated by a March/April 2005, stripping program.

Cabo Mining Enterprises Corp. is a drilling services and mineral exploration company headquartered in North Vancouver, British Columbia, Canada. The Company provides drilling services through its subsidiaries Heath & Sherwood Drilling (1986) Inc, of Kirkland Lake, Ontario; Petro Drilling Company Limited of Springdale, Newfoundland; Stratacan Inc. of St. John's, Newfoundland; Stratacan (Quebec) Inc. of St. Julie, Quebec; and Advanced Drilling Ltd. of Surrey, British Columbia. Cabo's mineral exploration properties are located near Cobalt, Kenora, and Sudbury, Ontario, Canada. The Company's common shares trade on the TSX Venture Exchange under the symbol: **CBE.**

ON BEHALF OF THE BOARD,

"John A. Versfelt"

John A. Versfelt
Chairman, President & CEO

Further information about the Company can be found on the Cabo website (http://www.cabo.ca) and Sedar (www.sedar.com) or by contacting Investor Relations Ms. Sheri Barton at 403-217-5830 or Mr. John A. Versfelt, President of the Company.

****



For Immediate Release: May 27, 2005

Telephone: (604) 984-8894
Facsimile: (604) 983-8056
e-mail: cabo@cabo.ca
web site: www.cabo.ca

CONTACT: John A. Versfelt, Chairman, President and CEO

CABO MINING ENTERPRISES CORP. REPORTS Q3 - 05 RESULTS

Vancouver, BC – Cabo Mining Enterprises Corp. ("Cabo" or the "Company") (TSX-V:CBE) today reported a third quarter loss of $181,000 ($0.007 loss per common share – basic) before recovery of bad debt and taxes and net earnings of $239,000 ($0.009 earnings per common share – basic) after recovery of bad debt and taxes, compared to a loss of $258,000 ($0.028 loss per common share – basic) recorded in the third quarter of 2004.

3rd QUARTER HIGHLIGHTS

(CND $000s, except earnings per share)	3 months ending Mar 31-05	3 months ending Mar 31-04	9 months ending Mar 31-05	9 months ending Mar 31-04
Revenue	$ 5,898	$ -	$ 15,883	$ -
Net Earnings (loss) before interest, amortization, foreign exchange, loss on termination of contracts, recovery of bad debt, gain on disposition of capital assets, stock compensation and taxes	(245)	(256)	163	(383)
Net Earnings (Loss) Before Stock-based Compensation, Recovery of Bad Debt and Taxes	(181)	(258)	122	(419)
Net Earnings (Loss) After Stock-based Compensation, Recovery of Bad Debt and Taxes	239	(258)	(177)	(419)
Earnings (Loss) per Share ($) Basic Before Stock-based Compensation and Taxes	(0.007)	(0.028)	0.004	(0.046)
Earnings (Loss) per Share ($) Basic After Stock-based Compensation and Taxes	0.009	(0.028)	(0.006)	(0.046)
Gross Margin %	11.4%	-	14.7%	-
Working Capital (deficiency)	6,324	216	6,324	216

The Company reports:

- Third quarter fiscal 2005 revenues of $5,898 million compared with $4,693 million in the second quarter of fiscal 2005, and $0 for the third quarter fiscal year 2004.
- Net loss for the quarter of $181,000 before recovery of bad debt and taxes and net earnings of $239,000 after recovery of bad debt and tax adjustments. This compares with the second quarter fiscal 2005 loss of $76,000 before stock-based compensation and taxes and $772,000 after stock-based compensation and taxes resulting in a loss per share of $0.003 and $0.028 respectively.
- Overall gross margin percentage for the third quarter fiscal 2005 of 11.4%, compared with gross margin of 14.7% in the second quarter fiscal 2005 and 0% in previous fiscal 2004.
- Integration of Advanced Drilling Ltd. into the Cabo portfolio of drilling companies.
- Signing of Letter of Intent to acquire Les Forages de Montréal (1988) Inc., a drilling company based in Quebec.
- A current asset balance of $10.69 million and working capital of $6.3 million.
- Total assets of $19.67 million and total liabilities of $4.63 million.

The third quarter of the current fiscal year marks Cabo's nine months as a drilling services and exploration company. During the third quarter the Company integrated Advanced Drilling Ltd. into the Cabo portfolio of drilling companies.

"With BC's share of exploration spending in Canada growing from less than 5% in 2001 to more than 12% this past year we are confident that this most recent acquisition of Advanced Drilling, an experienced BC based company, will put Cabo in a good position to compete for these exploration contracts," said Mr. John Versfelt, Chairman, President & CEO of Cabo.

The Company is presently working to close the acquisition of Les Forages de Montréal (1988) Inc. announced on February 21, 2005. This strategic acquisition will enhance Cabo's presence in the geotechnical and environmental drilling sector in the Montreal-Quebec market. The Company will be merging the operations of its subsidiary Stratacan (Quebec) Inc. with the newly acquired Les Forages de Montreal and the companies will continue to operate under the new name Forages Cabo Inc.

Metal prices, which have been up anywhere from 13 to 206 percent in 2004, depending on the commodity, appear fairly stable at their current high levels for the short term at least. Strong metal prices translate into continued higher demand for drilling services which we have been seeing through an increased volume of bid requests. Increased demand for mineral drilling business is now supporting better prices for drilling services which should result in improved gross margins over the next twelve months as we improve the efficiencies of the drilling divisions and assimilate the new acquisitions.

Operationally, the Company was again hampered by inclement weather, delaying the start-up of many of our drilling projects scheduled for January, increasing consumable costs and decreasing the overall efficiency that is normally associated with better working conditions. Despite this, the Company was able to meet the revenue projections for this quarter. From a gross margin perspective, the poor start in the third quarter was only partially mitigated as more favourable drilling conditions increased operational efficiencies later in March 2005.

Looking ahead we are optimistic that the trend we saw in March 2005 will continue into the next quarter and into summer months of operation.

"Cabo has continued to experience significant revenue growth within the parameters of its business plan due to its success in acquiring viable regional companies and to the continuing strong metals market," stated John Versfelt.

"The Company recorded a recovery of a previously written off bad debt resulting in a contribution of $204,000 to the bottom line in this quarter which together with certain tax recoveries provided a net after tax profit of $239,000 for the third quarter," continued Mr. Versfelt.

Third Quarter ended March 31, 2005

The Company's third quarter revenue of $5.898 million was higher than revenues earned in the previous quarter ($4.693 million). This increase can be partially attributed to improvement in drilling services demand in March 2005. The increase in sales can also be attributed to the additional revenues included in Cabo's operations as a result of the Advanced Drilling Ltd. acquisition during the period. During the two months, as part of the company's portfolio of drilling companies, the Advanced Drilling Ltd. acquisition generated revenues of $0.612 million.

For the nine months ended March 31, 2005, Cabo Mining Enterprises Corp. posted revenues of $15.883 million. Overall, revenues continue to meet management's expectations.

Integration and operational efficiency expenditures increased general and administrative expenses for the quarter as the Company is continuing its efforts to streamline and implement operational efficiencies. The anticipated synergies from the acquisition of the various drilling companies have not been realized yet and will not be fully realized until the Company's Information Technology system has been fully implemented.

The Company remains committed to the mineral exploration aspect of its business. During the quarter an extensive drilling and exploration program was undertaken on the Cobalt property. Exploration programs are also continuing on the Company's other properties. Cabo maintains that its mineral properties have potential to discover mineral reserves that will add further asset value.

Cabo remains strong financially, and this strength is reflected on its balance sheet with a current asset balance of $10.690 million and total assets of $19.672 million. Working capital at March 31, 2005 is $6.324 million and the Company has little long-term debt. Cabo does not foresee any problems over the next year in financing any capital requirements within its drilling operations or funding its current mineral exploration projects.

Results of Operations – Third Quarter Ended March 31, 2005

The results of operations for the third quarter 2005 reflect the consolidated performance of Cabo and its drilling subsidiaries. As noted earlier, the Company was not involved in providing drilling services until the beginning of the 2005 fiscal year and as such, no appropriate comparatives are available.

Total revenue for the third quarter was $5.898 million. Surface drilling accounted for $4.101 million in revenue compared to the $1.764 million realized from underground drilling activities and $0.018 million realized for reverse circulation drilling for the three months ended March 31, 2005. Sundry sales totalled $0.015 million for the period.

The overall gross margin percentage for the quarter was 11.4 percent. The decreased margin in the quarter (relative to 14.7% and 17.9% realized in Q2-05 and Q1-05 respectively) can be partially attributed to inclement weather and the high cost associated with the start-up drilling projects in January and February 2005. A shortage of skilled labourers, a growing problem in this industry sector, affected the Company's financial performance by reducing the efficiency of the drill rigs operations. The Company is in the process of hiring and training new drill operators to alleviate this shortage. It is expected that as favourable drilling conditions emerge, and new drillers gain experience, increased productivity should be realized which will have a positive impact on the Company's gross margin. The Company has renegotiated some long term contracts at higher rates and expect to finalize negotiations on its other long term agreements by year end. Consequently, gross margins should improve in subsequent periods.

During the three months ended March 31, 2005, general and administrative costs were $0.915 million for the period, an increase of $0.227 million from the previous quarter ($0.688 million). This increase can be partially attributed to the additional administrative costs from Advanced Drilling Ltd. Additional expenditures were also incurred by the Company in marketing, investor relations and travel. Other factors that accounted for the higher G&A costs this quarter were higher administrative costs which were a result of a series of internal system reviews to realize any synergies that may come about through improved controls.

During the quarter, the Company also realized a recovery of debt previously written-off. Consideration received for settlement of the debt was $114,000 in cash and $90,000 in marketable securities.

Mineral Properties

Mineral exploration expenses and mineral property expenditures for the three months ended March 31, 2005 totalled $0.345 million compared to $0.180 million last quarter.

Future Developments

Going forward, the Company anticipates that current mineral and metal prices will remain buoyant which bodes well for Canadian and international exploration and mine development projects and consequently, the mineral drilling services sector. As the opportunities arise, the Company anticipates further acquisitions of drilling services companies and with these acquisitions would expect continued improved revenues as a result. These acquisitions would however result in additional acquisition and integration expenses. The Company is continuing its review of its drilling operations to seek operational efficiencies and potential cost reductions. The management of Cabo remains committed to good, sound fiscal management that provides value to its shareholders.

A copy of the Quarterly Report is available through SEDAR (www.sedar.com) and the Company's website (www.cabo.ca).

Cabo Mining Enterprises Corp. is a drilling services and mineral exploration company headquartered in North Vancouver, British Columbia, Canada. The Company provides drilling services through its subsidiaries Heath & Sherwood Drilling (1986) Inc., of Kirkland Lake, Ontario; Petro Drilling Company Limited of Springdale, Newfoundland; Stratacan Inc. of St. John's, Newfoundland; Stratacan (Quebec) Inc. of St. Julie, Quebec; and Advanced Drilling Ltd. of Surrey, British Columbia. Cabo's mineral exploration properties are located near Cobalt, Kenora, and Sudbury, Ontario, Canada. The Company's common shares trade on the TSX Venture Exchange under the symbol: **CBE**.

ON BEHALF OF THE BOARD

(signed "John Versfelt")

John A. Versfelt
Chairman, President and CEO

Further information about the Company can be found on the Cabo website (http://www.cabo.ca) and Sedar (www.sedar.com) or by contacting Investor Relations Ms. Sheri Barton at 403-217-5830 or Mr. John A. Versfelt, President of the Company.

* * * *

The Exchange has not in any way passed upon the merits of this news release. All figures are compiled according to Canadian GAAP. This news release provides a summary of the information contained in the Company's Quarterly Report. A copy of the Quarterly Report is available immediately on the SEDAR website at www.sedar.com or the Company's website at www.cabo.ca or can be delivered by surface mail upon request.

This news release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, potential mineral recovery processes and other business transactions timing. Forward-looking statements address future events and conditions and therefore, involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements.

Form 51-102F3
Material Change Report

Item 1 **Name and Address of Company**

Cabo Mining Enterprises Corp.
3rd Floor – 120 Lonsdale Street,
North Vancouver, B.C.
V7M 2E8

Item 2 **Date of Material Change**

June 2, 2005

Item 3 **News Release**

A news release dated June 2, 2005, delivered to Canada News Wire and Canada Stockwatch.

Item 4 **Summary of Material Change**

See attached news release dated June 2, 2005.

Item 5 **Full Description of Material Change**

See attached news release dated June 2, 2005.

Item 6 **Reliance on subsection 7.1(2) or (3) of National Instrument 51-102**

N/A.

Item 7 **Omitted Information**

None

Item 8 **Executive Officer**

John A. Versfelt, President & CEO, Telephone: 604 984-9959

Item 9 **Date of Report**

Dated at Vancouver, British Columbia this 2nd day of June, 2005.

Signed:

"D. Alex Caldwell"

D. Alex Caldwell, Assistant Corp. Secretary


CABO
MINING ENTERPRISES CORP.

For Immediate Release: June 2, 2005

Telephone: (604) 984-8894
Facsimile: (604) 983-8056
e-mail: cabo@cabo.ca
web site: www.cabo.ca

CONTACT: John A. Versfelt, Chairman, President and CEO

CABO ANNOUNCES DRILLING CONTRACT WITH NEW MILLENNIUM CAPITAL CORP.

Vancouver, BC - Cabo Mining Enterprises Corp. (TSX-V:CBE) today announces that its wholly owned subsidiary Heath & Sherwood Drilling (1986) Inc. has been awarded the 2005 Diamond Drilling Contract on the LabMag Iron Ore Project (formally called the Howells River Project), which is located about 30 km west of Schefferville, Quebec. The LabMag Project is located in the Province of Newfoundland and Labrador. This initial drilling program is for 8,000 meters of BTW size core. Heath & Sherwood is mobilizing three drills to the site via the closest rail connection to the project which is in Schefferville, Quebec. Drilling is expected to commence in mid June.

The contract is with New Millennium Capital Corp. (TSX-V:NML) who plans to develop this resource, subject to positive feasibility studies and financing, into a new world-class iron-ore project. The objective of the ongoing drill program is to increase the Mineral Resources estimate and upgrade the existing Mineral Resources from the "Inferred" category to "Indicated" and from "Indicated" to the "Measured" category. This drill program will extend into the Fall of 2005.

Cabo Mining Enterprises Corp. is a drilling services and mineral exploration company headquartered in North Vancouver, British Columbia, Canada. The Company provides drilling services through its subsidiaries Heath & Sherwood Drilling (1986) Inc., of Kirkland Lake, Ontario; Petro Drilling Company Limited of Springdale, Newfoundland; Stratacan Inc. of St. John's, Newfoundland; Stratacan (Quebec) Inc. of St. Julie, Quebec; and Advanced Drilling Ltd. of Surrey, British Columbia. The Company's common shares trade on the TSX Venture Exchange under the symbol: **CBE**.

ON BEHALF OF THE BOARD

(signed "John Versfelt")

John A. Versfelt
Chairman, President and CEO

Further information about the Company can be found on the Cabo website (http://www.cabo.ca) and Sedar (ww.sedar.com) or by contacting Investor Relations Ms. Sheri Barton at 403-217-5830 or Mr. John A. Versfelt, Chairman, President & CEO of the Company.

* * * *

1292- (b) No. 82-1401

Form 51-102F3
Material Change Report

Item 1 **Name and Address of Company**

Cabo Mining Enterprises Corp.
3rd Floor – 120 Lonsdale Street,
North Vancouver, B.C.
V7M 2E8

Item 2 **Date of Material Change**

June 9, 2005

Item 3 **News Release**

A news release dated June 9, 2005, delivered to Canada News Wire and Canada Stockwatch.

Item 4 **Summary of Material Change**

See attached news release dated June 9, 2005.

Item 5 **Full Description of Material Change**

See attached news release dated June 9, 2005.

Item 6 **Reliance on subsection 7.1(2) or (3) of National Instrument 51-102**

N/A.

Item 7 **Omitted Information**

None

Item 8 **Executive Officer**

John A. Versfelt, President & CEO, Telephone: 604 984-9959

Item 9 **Date of Report**

Dated at Vancouver, British Columbia this 9th day of June, 2005.

Signed:

"D. Alex Caldwell"

D. Alex Caldwell, Assistant Corp. Secretary


CABO
MINING ENTERPRISES CORP.

For Immediate Release: June 9, 2005

Telephone: (604) 984-8894
Facsimile: (604) 983-8056
e-mail: cabo@cabo.ca
web site: www.cabo.ca

CONTACT: John A. Versfelt, Chairman, President and CEO

CABO COMPLETES ACQUISITION OF LES FORAGES DE MONTRÉAL (1988) INC. (MONTREAL DRILLING)

North Vancouver, BC – Cabo Mining Enterprises Corp. ("Cabo" or the "Company") (TSX-V: CBE) today announces that it has completed its acquisition of Les Forages de Montréal (1988) Inc. ("Forages de Montréal"). The completion of this acquisition enhances Cabo's presence in the geoenvironmental and geothermal drilling sectors in the Montréal and greater Quebec markets.

Total consideration for the Forages de Montréal acquisition is $750,000, comprised of $350,000 cash and 500,000 Cabo common shares at a deemed value of $0.80 per share. The shares shall be released in 25% tranches, every four months, over a period of sixteen months.

About Forages de Montréal /Cabo

Forages de Montréal is a geoenvironmental drilling services provider with a fleet of 12 drill rigs and a staff of 20. Forages de Montréal has dedicated a large part of its resources to developing innovative technologies and trained personnel which has resulted in a number of loyal customers for whom they do year-round work.

Geoenvironmental drilling relates to subsurface investigations which may deal with environmental problems such as groundwater contamination, or engineering foundation design and/or soil and rock evaluation for construction purposes. Forages de Montréal, together with Cabo's other geoenvironmental drilling company, Stratacan (Quebec) Inc., provide the specialized equipment and expertise to deal with these various geoenvironmental problems and design requirements.

It is Cabo's intention to merge the operations of its subsidiary Stratacan (Quebec) Inc. with the newly acquired Forages de Montréal. The companies will operate under the new name Forages Cabo Inc. The synergies thus attained will allow for expansion of services presently offered and an increase in the type of services to be provided. It will include a broader geographic reach and greater emphasis on the geothermal market.

Cabo Mining Enterprises Corp. is a drilling services and mineral exploration company headquartered in North Vancouver, British Columbia, Canada. The Company provides drilling services through its subsidiaries Heath & Sherwood Drilling (1986) Inc., of Kirkland Lake, Ontario; Petro Drilling Company Limited of Springdale, Newfoundland; Stratacan Inc. of St.

John's, Newfoundland; Forages Cabo Inc. of Montréal, Quebec; and Advanced Drilling Ltd. of Surrey, British Columbia. Cabo's mineral exploration properties are located near Cobalt, Kenora, and Sudbury, Ontario, Canada. The Company's common shares trade on the TSX Venture Exchange under the symbol: **CBE**.

ON BEHALF OF THE BOARD

(signed "John Versfelt")

John A. Versfelt
Chairman, President and CEO

Further information about the Company can be found on the Cabo website (http://www.cabo.ca) and Sedar (ww.sedar.com) or by contacting Investor Relations Ms. Sheri Barton at 403-217-5830 or Mr. John A. Versfelt, Chairman, President & CEO of the Company.

* * * *

The Exchange has not in any way passed upon the merits of this news release. This news release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, potential mineral recovery processes and other business transactions timing. Forward-looking statements address future events and conditions and therefore, involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements.

Periods Ended March 31 **2005** NEW **MUSCLE** NEW ***MOMENTUM***

Presidents Report to Shareholders – Third Quarter Fiscal 2005

As we approach the home stretch of our current fiscal year, March 31st marked the end of our third quarter of operations. As a drilling services and exploration company, this quarter included a number of highlights and achievements that the Company can be very proud of. These highlights included:

- Strong revenue for the third quarter of $5.9M;
- Integration of Advanced Drilling Ltd. into the Cabo portfolio of drilling companies;
- Signing of Letter of Intent to acquire Les Forages de Montréal (1998) Inc., a drilling company based in Quebec.

With the markets for mineral drilling services in Central and Eastern Canada continuing to grow, we are encouraged by recent news that the amount of exploration spent in British Columbia is increasing. BC's share of exploration spending in Canada has grown from less than 5% in 2001 to more than 12% this past year. With our most recent acquisition, Advanced Drilling Ltd., Cabo now has an experienced BC based company that is very capable of competing for these exploration contracts. Metal prices, which have been up anywhere from 13 to 206 per cent in 2004 depending on the commodity, appear fairly stable at their current high levels for the short term at least. Strong metal prices translate into continued higher demand for drilling services which we have been seeing through an increased volume of bid requests. Increased demand for mineral drilling business is now supporting better prices for drilling services which should result in improved gross margins over the next twelve months as we improve the efficiencies of the drilling divisions and assimilate the new acquisitions.

Operationally, the Company was again hampered by inclement weather, the same seasonal factor that impacted the previous quarter's results. The poor weather delayed the start-up of many of our drilling projects scheduled for January, increased consumable costs and decreased the overall efficiency that is normally associated with better working conditions. In addition, the month of February, 2005 was a poor month for Advanced Drilling Ltd. due to poor weather and drilling conditions in their BC and Yukon markets.

Despite this, the Company was able to meet the revenue projections for the quarter. From a gross margin perspective, the poor start in the third quarter was only partially mitigated as more favourable drilling conditions increased operational efficiencies later in March 2005.

The Company recorded a recovery of a previously written off bad debt which resulted in a contribution of $204K to the bottom line in this quarter, which together with certain tax recoveries provided a net after tax profit of $239K for the third quarter.

During the quarter, the Company also signed a letter of intent to acquire Quebec-based Les Forages de Montréal (1998) Inc. This strategic acquisition will enhance Cabo's presence in the geotechnical and environmental drilling sector in the Montreal-Quebec market. Subsequent to the quarter end, this transaction completed subject to final regulatory approval. Cabo will be merging the operations of its subsidiary Stratacan (Quebec) Inc. with the newly acquired Les Forages de Montréal and the companies will continue to operate under the new name Forages Cabo Inc.

Drilling commenced on the Company's Cobalt Ontario property in late December 2004 and the second drilling phase is in progress at this time to test numerous silver/cobalt/massive sulfide targets in the northern part of the property. Results to date have included lower grades of silver, lead, zinc and copper. These results are encouraging but not indicative of deposit potential to date.

At the Electrum Lake property northwest of Kenora, Ontario, the data from a prospecting and geochemistry program is now compiled and a 1,000 meter drill program is planned for early June. In March and April 2005, a work program including stripping, line-cutting and ground magnetometer surveys was completed on the Hope Lake Property southeast of Kenora in a known gold mineralization area. The stripped areas exposed several promising zones which will be channel sampled in late May 2005, to be followed up by a drilling program upon the completion of the Electrum Lake program.

Cabo Mining Enterprises Corp. has continued to experience significant revenue growth within the parameters of its business plan due to its success in acquiring viable regional companies and to the continuing strong metals market. We are anticipating better margins and net earnings as we realize economies of scale and improvements in productivity as our drillers and support people gain experience, and as we identify opportunities to increase the efficiencies of our operations. We expect to translate these efforts into returns for our shareholders in the near future.

Sincerely,



John A. Versfelt
Chairman, President and CEO

Form 51 – 102F1
Issued May 16, 2005

This management discussion and analysis ("MD&A") of the financial condition and results of operations comments on the operations, financial condition and cash flows of Cabo Mining Enterprises Corp. ("Cabo", the "Company") as of March 31, 2005. The MD&A and attached financial statements have been compiled by management in accordance with generally accepted accounting principles ("GAAP") in Canada unless noted otherwise.

This MD&A is a review of activities and results for the quarter ended March 31, 2005 as compared to the corresponding period in the previous year. Comments are related to and should be read in conjunction with the comparative unaudited consolidated interim financial statements as at and for the 3 and 9 months ended March 31, 2005, and also in conjunction with the audited consolidated financial statements and Management Discussion and Analysis contained in the Company's annual report for the fiscal year ended June 30, 2004.

FORWARD-LOOKING STATEMENTS

Certain information set forth in this report contains forward-looking statements. By their nature, forward-looking statements are subject to numerous risks and uncertainties, including: results of current exploration activities; results of economic and environmental studies; market reaction to future exploration results; the Company's anticipated strategies for growth; results from future exploration opportunities; significant changes in metal prices; currency fluctuations; increase in exploration costs; general market and industry conditions; and the ability to raise further capital as needed. The Company does not guarantee that any of the forward-looking statements will materialize and accordingly, the reader is cautioned not to place reliance on these forward-looking statements.

OVERALL PERFORMANCE

For the nine months ended March 31, 2005, Cabo Mining Enterprises Corp. posted revenues of $15.883 million of which $5.898 million was realized in the third quarter ("Q3–05"). Overall, revenues continue to meet management's expectations.

An operational loss of ($0.181) million was realized for the current quarter ended March 31, 2005 with a cumulative loss totaling ($0.544) million for the nine months of the fiscal year. This cumulative loss for the nine months factors in an expense of $0.666 million for stock-based compensation that was recognized during the second quarter of operations. The Company was impacted by the lingering effects that cold winter weather has on operations. As seen in the second quarter, lower drilling productivity and higher costs associated with dealing with the inclement weather also had an impact on margins realized from the various drilling projects in the recent quarter. The extended cold weather in January also delayed the start-up of some drilling projects that were originally scheduled to begin that month. These delays resulted in higher costs associated with mobilizing drill crews and prolonged times where the crews were unable to drill productively.

Integration and operational efficiency expenditures increased general and administrative expenses for the quarter as the Company is continuing its efforts to streamline and implement operational efficiencies. The anticipated synergies from the acquisition of the various drilling companies have not been realized yet and will not be fully realized until the Company's information technology system has been fully implemented.

The Company remains committed to the mineral exploration aspect of its business. During the quarter, an extensive drilling and exploration program was undertaken on the Cobalt property. Exploration programs are also continuing on the Company's other properties. Cabo maintains that its mineral properties have potential to discover mineral reserves that will add further asset value.

Cabo remains strong financially, and this strength is reflected on its balance sheet with a current asset balance of $10.690 million and total assets of $19.672 million. Working capital at March 31, 2005 is $6.324 million and the Company has little long-term debt. Cabo does not foresee any problems over the next year

in financing any capital requirements within its drilling operations or funding its current mineral exploration projects.

During the quarter, the Company finalized the acquisition of Advanced Drilling Ltd. (and its associated companies), a British Columbia based company that offers mineral and technical drilling services, both surface and underground. These operations have now been consolidated into Cabo's portfolio of drilling companies which includes Heath & Sherwood Drilling (1986) Inc., Petro Drilling (Maritimes) Limited, Stratacan Inc. and Stratacan (Quebec) Inc. During the quarter, the Company also entered into an agreement to acquire a 100% interest in Les Forages de Montréal. The agreement is subject to due diligence, regulatory approval and the conclusion of a formal acquisition agreement.

Going forward, the Company anticipates that current mineral and metal prices will remain buoyant which bodes well for Canadian and international exploration and mine development projects and consequently, the mineral drilling services sector. As the opportunities arise, the Company anticipates further acquisitions of drilling services companies and with these acquisitions would expect continued improved revenues as a result. These acquisitions would however result in additional acquisition and integration expenses. The Company is continuing its review of its drilling operations to seek operational efficiencies and potential cost reductions. The management of Cabo remains committed to good, sound fiscal management that provides value to its shareholders.

SELECTED QUARTERLY INFORMATION

	Fiscal 2005			Fiscal 2004				Fiscal 2003
In thousands of Canadian dollars (000's)	Q3-05	Q2-05	Q1-05	Q4-04	Q3-04	Q2-04	Q1-04	Q4-03
Revenue	$ 5,898	$ 4,693	$ 5,292	$ -	$ -	$ -	$ -	$ -
Gross Margin %	11.4%	14.7%	17.9%	-	-	-	-	-
General & Administrative	915	688	523	40	258	101	29	82
Earnings (loss) before Stock-based Compensation and Tax	(181)	(76)	379	44	(258)	(101)	(59)	(90)
Stock-based Compensation	-	(666)	-	-	-	-	-	-
Income (loss) before Tax	(181)	(742)	379	44	(258)	(101)	(59)	(90)
Income (loss) after Tax	239	(772)	356	44	(258)	(101)	(59)	(90)
Basic Earning (loss) per Share	0.01	(0.03)	0.01	0.00	(0.01)	(0.01)	(0.01)	(0.02)
Exploration Expenditures	311	124	113	114	121	19	16	7
Mineral Property Expenditures	34	56	644	83	82	90	19	27
Cash at End of Period	1,412	309	726	6,906	346	2	2	2
Total Assets	19,672	16,349	15,675	16,839	6,624	2,567	2,567	2,567
Total Liabilities	4,631	2,878	3,191	5,127	3,626	323	323	265
Working Capital (deficiency)	$ 6,324	$ 7,304	$ 7,005	$ 6,562	$ 216	$ (298)	$ (298)	$ (206)

At the beginning of the fiscal year, Cabo embarked on a new beginning as it shifted direction from an organization exclusively concentrating on mineral exploration to one that also focuses on providing mineral and specialty drilling services. The diversification is anticipated to provide a source of cash flow to the Company that will better insulate it from the cyclical nature of the mineral exploration business. Prior period comparatives are not applicable because of the change in business.

The Company's third quarter revenue of $5.898 million was higher than revenues earned in the previous quarter ($4.693 million). This increase can be partially attributed to improvement in drilling services demand

in March 2005. Similar to the second quarter, drilling operations were significantly impacted by the winter holidays and the extreme winter conditions. Although inclement weather in the early part of Q3 – 05 hampered the efficiency of the drilling operations, the Company was able to achieve its revenue targets for the period. The increase in sales can also be attributed to the additional revenues included in Cabo's operations as a result of the Advanced Drilling Ltd. acquisition during the period. During the two months as part of the Company's portfolio of drilling companies, the Advanced Drilling Ltd. acquisition generated revenues of $0.612 million.

The Company has seen an increase in general and administrative ("G&A") costs since the beginning of the fiscal year. For the quarter ended March 31, 2005, the G&A cost was $0.915 million compared to $0.523 million in Q1-05. This increase can be partially attributed to the additional G&A expenses of the different drilling companies that have been acquired this year and subsequently consolidated with the existing operations. Additional marketing and travel costs during the quarter also have contributed to the increased G&A costs.

As part of the Company's strategy to expand its presence in the drilling services industry, integration and operational improvement initiative expenses occur beyond typical mineral drilling operations. These initiatives include equipment improvements, staff recruitment and training, centralization of administrative functions and other related expenses. This has resulted in an increase in direct expenses which has negatively impacted gross margins, and has also inflated administrative expenditures which has reduced the Company's profitability. The anticipated synergies from the acquisition of the various drilling companies have not been fully realized and will not be fully realized in the future until the Company's information technology systems have been implemented.

RESULTS OF OPERATIONS – THIRD QUARTER ENDED MARCH 31, 2005

The results of operations for the third quarter 2005 reflect the consolidated performance of Cabo and its drilling subsidiaries. As noted earlier, the Company was not involved in providing mineral drilling services until the beginning of the 2005 fiscal year and as such, no appropriate comparatives are available.

Total revenue for the third quarter was $5.898 million. Surface drilling accounted for $4.101 million in revenue compared to the $1.764 million realized from underground drilling activities and $0.018 million realized for reverse circulation drilling for the three months ended March 31, 2005. Sundry sales totaled $0.015 million for the period.

The overall gross margin percentage for the quarter was 11.4% percent. The decreased margin in the quarter (relative to 14.7% and 17.9% realized in Q2-05 and Q1-05 respectively) can be partially attributed to the high cost associated with the start-up of drilling projects in January and February 2005. As noted earlier, many of the drilling projects were delayed due to inclement weather that impacted the second quarter's results and lingered into the early part of Q3-05. These delays added additional costs to the projects as lower drilling productivity and higher costs, associated with the poor drilling conditions, negatively impacted the gross margin for the period. It is expected that as favourable drilling conditions emerge, increased productivity will be realized which should have a positive impact on the Company's gross margin. Rising fuel costs, which have not only impacted the drilling services industry, continue to add costs to our operations that negatively impact gross margins. A shortage of skilled tradespeople affected the Company's financial performance by reducing the efficiency of the drill rigs operations. Increased consumable costs and equipment maintenance expenses also resulted from inexperienced drillers. The shortage of skilled labourers is a growing problem in this industry sector. As a result, Cabo pays premium wages to retain quality drillers, costs that have also increased the Company's operational costs. The Company is in the process of hiring and training new drill operators to alleviate the shortage of tradespeople. This process has increased our training costs and has impacted the overall productivity of our operations. As these new drillers gain experience, productivity should increase and more favourable results should be realized in subsequent periods. The Company has renegotiated some long term contracts at higher rates and expects to finalize negotiations on its other long term agreements by year end. Consequently, gross margins should improve in subsequent periods.

G&A costs were $0.915 million for the period, an increase of $0.227 million from the previous quarter ($0.688 million). This increase can be partially attributed to the additional administrative costs from Advanced Drilling Ltd. Additional expenditures were also incurred by the Company in marketing, investor relations and travel. Other factors that accounted for the higher G&A costs this quarter were as result of a series of internal system reviews to realize any synergies that may come about through improved controls.

During the quarter, the Company also realized a recovery of debt previously written-off. Consideration received for settlement of the debt was $0.114 million in cash and $0.090 million in marketable securities.

Mineral Properties

Mineral exploration expenses and mineral property expenditures for the three months ended March 31, 2005 totaled $0.345 million compared to $0.180 last quarter. A summary of expenditures is as follows:

Units expressed in thousands (000's)	Q3-05	Q2-05	Q1-05	To Date	Q3-04
Cobalt					
Property payments in cash	$ 15	$ 15	$ 259	$ 1,024	$ 43
Property payments in shares	-	-	369	1,649	20
Mineral exploration	$ 276	$ 111	$ 53	$ 1,344	$ 121
Electrum Lake					
Property payments in cash	$ -	$ 10	$ -	$ 18	$ -
Property payments in shares	-	31	-	49	-
Mineral exploration	$ 11	$ 12	$ 13	$ 78	$ -
Loney					
Property payments in cash	$ -	$ -	$ 4	$ 4	$ -
Property payments in shares	-	-	6	16	-
Mineral exploration	$ -	$ -	$ 45	$ 44	$ -
Skead					
Property payments in cash	$ 3	$ -	$ -	$ 5	$ -
Property payments in shares	16	-	-	32	-
Mineral exploration	$ -	$ 1	$ 1	$ 2	$ -
Hope Lake					
Property payments in cash	$ -	$ -	$ 6	$ 6	$ -
Property payments in shares	-	-	-	8	-
Mineral exploration	$ 24	$ -	$ 1	$ 25	$ -
Totals					
Property payments in cash	$ 18	$ 25	$ 269	$ 1,057	$ 43
Property payments in shares	16	31	375	1,754	20
Mineral exploration	$ 311	$ 124	$ 113	$ 1,493	$ 121

RISKS AND UNCERTAINTIES

Cabo's revenues have been negligible in prior years. As the Company includes the provision of mineral drilling services in its business, significant revenues are anticipated to continue through future periods. Revenues for the Company are driven by its' mining and mineral exploration customers ability to explore for mineral and metals resources. The Company's customers ability to conduct and continue exploration activities is dependent on their ability to raise equity financing in capital markets and generate positive cash flows through the production of minerals and metals, which in turn is dependant on mineral and metal commodity prices.

As a result of strong mineral and metals prices seen in the last three years, the mineral drilling services industry is experiencing significant growth. Industry prices are rising but the availability of skilled drillers is uncertain, which has consequently put upward pressure on wages and increased training costs for new drillers. Any downward changes in metal prices or exploration expenditures could adversely affect the Company's drilling operations. To offset the negative risks of potential declining minerals and metals markets, the Company employs two strategies:

- to diversify a portion of its operations into alternative drilling sectors that are not dependent on these commodities, and

- to increase the competitiveness of the Company in the mineral drilling industry such that in a declining market the Company will be able to gain market share to sustain revenues.

With the improvement of the minerals and mining industry, the Company's client base is expanding to include an increasing number of junior mining and exploration companies. In many cases, junior exploration and mining companies rely solely on capital markets to fund their operations, and as such the availability and timing of financing could negatively impact their ability to pay for drilling services. To mitigate this risk the Company conducts extensive credit checks and in some cases requires large cash deposits from these companies prior to commencing work.

Cabo's drilling operations may enter into long-term contracts with customers at fixed prices. The Company's expenses may vary significantly over a contract period due to fluctuations in the cost of labour, materials and equipment consequently creating variations in the profitability of these contracts with fixed prices. The Company mitigates this risk by anticipating escalation in costs when bidding projects or provides provision for cost escalation in contracts entered into with customers. However, significant price fluctuations without warning could negatively impact the Company's margins on a project basis.

The majority of the Company's business is conducted in Canadian dollars. Cabo does compete for projects internationally and receives payments in foreign currency while incurring most expenses in Canadian dollars. This may also result in fluctuations in a project's profitability due to currency exchange volatility. The Company also holds US denominated currency and securities that are also subject to exchange volatility. To reduce the risks due to currency fluctuation the Company tries to match its foreign currency revenue exposure with a similar foreign currency expense exposure.

LIQUIDITY

Cabo's ongoing requirements for capital consist primarily of amounts required for working capital to finance capital expenditures, to fund debt service requirements, to finance exploration activities and to acquire other drilling companies. The current availability of cash and marketable securities should generally satisfy any capital requirements the Company may have for the remainder of the fiscal year. Working capital requirements will be determined principally by drilling activity levels, and the resulting levels and rates of turnover of accounts receivable and inventory.

Cabo's current cash (marketable securities and cash equivalents) position is $4.274 million at the end of Q3 - 05 compared to $4.661 million at December 31, 2004. Working capital as at March 31, 2005 was $6.324 million compared to $7.304 million at the end of the second quarter.

Cash outflows for the period include costs associated with the purchase of Advanced Drilling Ltd. ($1.374 million), purchase of capital assets ($0.473) and resource property costs ($0.329 million).

The Company has entered into a buyback agreement to finance the costs associated with the Company's new accounting software. At the Company's discretion, the full cost of the software would be financed over a three year period at 13.4% per annum. This financing is to a maximum of $400,000. To-date, the Company has drawn $376,000 of the available financing.

The following table outlines the changes from contractual obligations due to the retirement of debt compared with end of fiscal year 2004 ("FY-04") as listed in the Company's annual MD&A.

	Payment Due by Period				
Contractual Obligations (in thousands of Canadian dollars ($000's)	**Total**	**Less than 1year**	**1-3 years**	**4-5 years**	**After 5 years**
Period ending March 31, 2005					
Capital leases	$ 370	$ 123	$ 247	$ -	$ -
Term loan	38	20	18	-	-
Total Contractual Obligations	$ 408	$ 143	$ 265	$ -	$ -

TRANSACTIONS WITH RELATED PARTIES

In thousands of Canadian dollars ($000's)	Q3-05	Q2-05	Q1-05	To-date	Q3-04
John A. Versfelt, Chairman, President and CEO, provides executive, general management, administration and secretarial, accounting and paralegal services, and related services to the Company through American Resources Management Corp., a company owned and controlled by Mr. Versfelt.	$ 42	$ 53	$ 81	$ 176	$ 91
Seymour M. Sears, Vice-President of Explorations, provides geological consulting services to the Company through Sears, Barry & Associates Ltd., a company owned and controlled by Mr. Sears.	61	69	63	193	52
Corry J. Silbernagel, Vice-President of Finance & Corporate Development, and CFO, provides management and financial consulting services to the Company through CJS Consultants Ltd., a company owned and controlled by Mr. Silbernagel.	18	19	19	56	-
Thomas D. Lamb, Corporate Secretary, provides management, legal and regulatory services to the Company through T. Lamb Associates, Inc., a company owned and controlled by Mr. Lamb.	19	13	-	32	-
Terry Aimone, director, is a significant shareholder of Heath & Sherwood International Inc., a company that provides drilling and other related services to the Company.	$ 16	$ 47	$ 81	$ 144	$ -

SHARES OUTSTANDING

At the date of this MD&A, the Company had 30,256,578 common shares, 5,807,156 warrants and 2,029,000 options outstanding.

ADDITIONAL SOURCES OF INFORMATION

Additional information relating to Cabo, including the Company's Annual Information Form for the most recent financial year, can be found on SEDAR at www.sedar.com.

CABO MINING ENTERPRISES CORP.

CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2005

Unaudited - Prepared by Management

CABO MINING ENTERPRISES CORP.
CONSOLIDATED BALANCE SHEET

	March 31 2005	June 30 2004
	($000's)	($000's)
ASSETS		
Current		
Cash	$ 1,412	$ 6,906
Short-term investments and marketable securities	2,862	10
Accounts receivable	4,227	2,879
Prepaid expenses	158	96
Work-in-progress	-	52
Inventories	2,031	1,641
	10,690	11,584
Investments	-	11
Capital Assets (Notes 4 & 5)	4,473	1,950
Deferred Exploration Expenditures	1,493	945
Mineral Properties (Note 3)	2,811	2,077
Future income taxes	139	146
Goodwill	66	126
	$ 19,672	$ 16,839
LIABILITIES		
Current		
Bank overdraft	$ -	$ 200
Accounts payable and accrued liabilities	3,647	2,700
Due to directors and related parties	-	835
Current portion of long-term debt (Note 6)	143	1,089
Unearned revenue	540	114
Income tax payable	36	83
	4,366	5,021
Long-term Liabilities (Note 6)	265	106
	4,631	5,127
SHAREHOLDERS' EQUITY		
Share Capital (Note 8)	25,333	22,493
Contributed Surplus (Note 8)	1,089	423
Deficit	(11,381)	(11,204)
	15,041	11,712
	$ 19,672	$ 16,839

Approved by the Board

____________________ **Director**

____________________ **Director**

Unaudited - Prepared by Management

CABO MINING ENTERPRISES CORP.
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

	Nine months ended March 31		Three months ended March 31	
	2005	2004	**2005**	2004
	($000's)	**($000's)**	**($000's)**	**($000's)**
REVENUE	**$ 15,883**	$ -	**$ 5,898**	$ -
COST OF SALES	**13,577**	-	**5,228**	-
GROSS MARGIN	**2,306**	-	**670**	-
General and administrative	**2,143**	383	**915**	256
Income (Loss) Before the Following	**163**	(383)	**(245)**	(256)
Interest income	**54**	-	**12**	-
Amortization	**(309)**	(6)	**(158)**	(2)
Loss on foreign exchange	**(30)**	-	**(1)**	-
Loss on termination of contract	-	(30)	-	-
Recovery of bad debt	**237**		**204**	
Gain on disposition of capital assets	**7**	-	**7**	-
Income (Loss) Before Stock-based Compensation and Taxes	**122**	**(419)**	**(181)**	**(258)**
Stock-based compensation (Note 8)	**(666)**	-	-	-
Loss Before Taxes	**(544)**	**(419)**	**(181)**	**(258)**
Current	**-**	-	**53**	-
Future income tax recovery	**367**	-	**367**	-
Net Income (Loss) for the Period	**(177)**	**(419)**	**239**	**(258)**
Deficit, Beginning of Period	**(11,204)**	(10,859)	**(11,620)**	(11,020)
Deficit, End of Period	**$ (11,381)**	$ (11,278)	**$ (11,381)**	$ (11,278)

EARNINGS PER SHARE

Profit (Loss) per Share - basic and diluted	**$ (0.006)**	(0.046)	**$ 0.009**	$ (0.028)
Based on weighted average number of outstanding common shares (000's)	**27,522**	9,190	**27,522**	9,190

Unaudited - Prepared by Management

CABO MINING ENTERPRISES CORP.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Nine months ended March 31		Three months ended March 31	
	2005	2004	2005	2004
	($000's)	($000's)	($000's)	($000's)
Cash Flows From Operating Activities				
Income (loss) for the period	$ (177)	$ (419)	$ 239	$ (258)
Items not involving cash				
Stock-based compensation	666	-	-	-
Flow-through expenditure benefit renounced	(367)	-	(367)	-
Amortization	309	6	158	2
	431	(413)	30	(256)
Changes in non-cash working capital items:				
Accounts receivable	(867)	(19)	(679)	(15)
Prepaid expenses	(40)	32	199	-
Inventories	(380)	-	(242)	-
Accounts payable and accrued liabilities	1,055	55	1,388	64
	199	(345)	696	(207)
Cash Flows From Investing Activities				
Mineral properties expenditures	(312)	(192)	(18)	(83)
Deferred exploration expenditures	(548)	(157)	(311)	(121)
Invested in short-term investments and marketable securities	(2,944)	-	1,400	-
Purchase of subsidiary	(1,482)	-	(1,374)	-
Capital assets purchased	(1,160)	(2)	(473)	(2)
	(6,446)	(351)	(776)	(206)
Cash Flows From Financing Activities				
Increase (repayment) of loans payable	(1,022)	-	176	-
Due to directors and related parties	(105)	(147)	-	(331)
Issuance of shares for cash	897	1,113	-	1,060
Subscriptions received	-	3,455	-	3,241
Exercise of warrants	72	-	32	-
	(158)	4,421	208	3,970
Increase (Decrease) In Cash	(6,405)	3,725	128	3,557
Cash, Beginning of Period	6,906	2	309	170
Cash acquired on acquisition of subsidiaries	911	-	975	-
Cash, End of Period	$ 1,412	$ 3,727	$ 1,412	$ 3,727

Unaudited - Prepared by Management

CABO MINING ENTERPRISES CORP.
SCHEDULE OF DEFERRED EXPLORATION EXPENSES
FOR THE PERIOD ENDED

	Nine Months Ended March 31 2005	Three Months Ended March 31 2005	Year Ended June 30 2004
	($000's)	($000's)	($000's)
Exploration Expenditures			
Accommodation and travel	$ 75	$ 41	$ 6
Annual rental fees	4	-	1
Assays and sample preparation	24	9	25
Drilling	155	155	133
Contract fees			
Project management and geologists	232	85	75
Reports and maps	10	1	23
Rental and storage	9	4	-
Equipment	39	16	9
	548	311	272
Deferred Exploration, Beginning of Period	945	1,182	673
Deferred Exploration, End of Period	$ 1,493	$ 1,493	$ 945

Allocation of Deferred Exploration	Nine Months Ended March 31 2005	Three Months Ended March 31 2005	Year Ended June 30 2004
	($000's)	($000's)	($000's)
Colbalt Property	$ 440	$ 276	$ 230
Electrum Lake Property	36	11	42
Loney Property	44	-	-
Skead Property	3	-	-
Hope Lake Property	25	24	-
	$ 548	$ 311	$ 272

1. NATURE OF OPERATIONS AND GOING CONCERN:

Cabo Mining Enterprises Corp. ("Cabo", the "Company") is a Canadian company incorporated under the Yukon Business Corporations Act.

The Company is in the process of exploring its mineral properties and has not yet determined as to whether these properties contain ore reserves that are economically recoverable. The recoverability of the amounts shown as mineral properties and related deferred exploration expenditures, is dependent upon the discovery of economically recoverable reserves, confirmation of the Company's interest in the underlying mineral claims, and the ability of the Company to attain profitable production or receive proceeds from the disposition thereof.

The Company, through the acquisition of drilling companies, has diversified operations. Its principal source of revenue is primarily from contract drilling services provided to companies involved in mining and mineral exploration. Cabo is actively exploring other opportunities to expand its presence in this mining services sector as well as geotechnical/geoenvironmental and industry drilling services through the acquisition of other drilling companies.

2. ACCOUNTING POLICIES:

The consolidated financial information has been prepared in accordance with accounting principles generally accepted in Canada and includes the following significant accounting policies:

a) Consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries from their date of acquisition. All material inter-company transactions and balances have been eliminated on consolidation.

b) Marketable Securities

Marketable securities, comprising of shares listed on a recognized stock exchange, are recorded at the lower of cost and market value.

c) Inventories

The Company, through its subsidiaries, maintains an inventory of operating supplies, drill rods and drill bits. Inventories are valued at the lower of cost and replacement cost. The value of used inventory is considered minimal except for the drill rods, which if considered usable, are valued at a percentage of cost based on management's estimate of usage.

d) Mineral Properties and Deferred Exploration Expenditures

The Company records its interest in mineral properties at cost. Exploration and development expenditures relating to mineral properties are deferred until either the properties are brought into production, at which time they are amortized on a unit of production basis, or until the properties are sold or abandoned, at which time the deferred costs are written off.

The Company does not accrue the estimated future costs of maintaining its mineral interest in good standing. The amounts shown for mineral properties and deferred exploration costs represent costs to date and do not necessarily reflect present or future value.

e) Work-in-Progress

Work-in-progress is recorded at cost.

f) Option Payments Received

Option payments received are recorded as a reduction of the carrying value of the related mineral properties and deferred exploration expenditures with the excess, if any, included in earnings.

g) Investments

Long-term investments are recorded at cost, unless there is a permanent diminution in the value of the investment.

h) Goodwill

Goodwill represents the excess at the date of acquisition of the cost over the fair market value of the net amounts assigned to individual assets and liabilities assumed. Effective January 1, 2003, the Company adopted the new recommendation of the Canadian Institute of Chartered Accountants ("CICA") for goodwill. Goodwill will be assessed at least annually for impairment in accordance with the new standard.

i) Capital Assets and Amortization

Capital assets are recorded at cost less accumulated amortization. Amortization is provided using the declining-balance method at the following rates:

	Amortization Rate
Buildings	5%
Computer & office equipment	30%
Vehicle & equipment	20%
Drilling & field equipment	15%

j) Use of Estimates

The preparation of financial statements in accordance with generally accepted accounting principals requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from management's best estimate as additional information becomes available in the future.

k) Financial Instruments

The carrying value of financial instruments not otherwise disclosed separately in the financial statements, approximate their fair values. These financial instruments include cash, marketable securities, accounts receivable, accounts payable and accrued liabilities, and amounts due to directors and related parties. Fair values approximate their carrying value since the instruments are short term in nature and are receivable or payable on demand.

l) Non-monetary Transactions

Shares of the Company issued for non-monetary consideration are valued at the quoted market price per share at the close of trading on the date of the agreement or completion of the transaction except for those circumstances where, in the opinion of the Company and due to the nature of the transaction, the trading price does not fairly represent the value of the transactions. In such circumstances the value of the shares is determined based on the estimated fair value of the consideration received.

m) Foreign Currency Translation

Transactions in foreign currencies are translated as follows:

- monetary assets and liabilities at the rate prevailing at the balance sheet date,
- non-monetary assets and liabilities at historic rates,
- income and expenses at the average rate in effect during the year; and
- exchange gains or losses are recorded in the consolidated statement of operations and deficit.

n) Income Taxes

Income taxes are calculated using the asset and liability method of accounting. Under this method, current income taxes are recognized for the estimated income taxes payable for the current period. Future income tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities, and are measured using the substantially enacted tax rates and laws that will be in effect when the differences are expected to reverse. A valuation allowance is provided to the extent that future income tax benefits are not likely to be realized.

o) Stock-based Compensation

In accordance with the CICA Handbook - Section 3870, the Company accounts for compensation expense based on the fair value of rights granted under its stock-based compensation plan. Under this method, compensation costs attributable to share options granted to employees, directors and non-employees are measured at fair value at the grant date, and expensed immediately with a corresponding increase to contributed surplus. Upon exercise of the stock options, consideration paid by the option holder, together with the amount previously recognized in contributed surplus, is recorded as an increase to share capital.

p) Flow-through Shares

Resource expenditure deductions for income tax purposes related to exploration and development activities funded by flow-through share arrangements are renounced to investors in accordance with income tax legislation. Proceeds of the offering, net of the tax value of the renouncable expenditure are credited to share capital.

q) Income (Loss) Per Share

Basic income (loss) per share is based on the weighted average number of shares outstanding during the period.

r) Revenue Recognition

Revenue from contracts is recognized as billed. Other revenues are recognized when goods are shipped.

3. MINERAL PROPERTIES:

Period expenditures are disclosed in the Schedule of Deferred Exploration Expenses in the financial statements contained herein.

a) Cobalt Properties - Cobalt, Ontario

Terms of Acquisition

Pursuant to an Option to Purchase Agreement (the "Acquisition Agreement") dated March 30, 1998, the Company was granted an exclusive option to purchase 100% interest in certain mineral claims located in the Cobalt-Haileybury Mining District, Ontario (the "Cobalt Property") by paying a total of $300,000 (paid) and issuing up to 400,000 common shares (368,775 issued). The remaining common shares to be issued will be issued on the basis of one share for each one dollar expended by the Company on exploration and property expenditures.

Effective March 30, 1998, the Company assumed obligations pursuant to underlying agreements for the Cobalt Property. These obligations include monthly property payments totaling $5,000. Various net profit and smelter royalties are payable to third parties upon commencement of commercial production. Certain claims are subject to a 40% net profits royalty after all land holding, operating and capital costs have been recovered. This net profits royalty may be reduced to 10% by a payment of $4,500,000. The balance of the property is subject to a 1% net smelter royalty ('NSR").

On June 14, 2002, the Company exercised its rights of refusal, under an agreement dated February 11, 2002, whereby the Company was granted an exclusive option to purchase a 100% interest in a number of claims contiguous to the Cobalt property by issuing up to 87,000 common shares (issued).

On July 9, 2004, the Company entered into a buy-out agreement, subject to a one percent (1%) NSR reserved for Prairie C, to purchase all of Prairie C's remaining interest in the original Cobalt Property (including all of the additional claims included therein by various amendments) and sixteen (16) claims under the Prairie C Option Agreement.

The buy-out agreement replaces all the Company's existing option agreements with Prairie C, thus eliminating cumulative option payments totaling $216,000, a $50,000 lump sum payment presently due and a $75,000 lump sum payment due April 1, 2007, as well as subsequent option payments. The Company also issued an additional 50,000 shares that were outstanding under the original agreement. The Company has received regulatory approval and all considerations for the buy-out have been delivered and paid.

The Company has also staked a number of additional claims in the Cobalt Property area.

	March 31, 2005	June 30, 2004
Consideration paid to date ($000's)	$ 2,673	$ 2,019

b) Electrum Lake Property - Kenora, Ontario

Terms of Acquisition

Pursuant to an Option to Purchase Agreement (the "Electrum Agreement") dated October 28, 2003, the Company was granted an exclusive option to purchase 100% interest in certain mineral claims located in the Kenora Mining Division, in the province of Ontario, near Electrum Lake (the "Electrum Lake Property") by paying a total of $30,000 ($15,000 paid) and issuing up to 100,000 common shares (70,000 issued). The remaining payments and issuance of common shares related to the Electrum Lake property are as follows:

- payment of $15,000 dollars and issuance of 30,000 common shares on or before October 28, 2005.

Under the terms of the Electrum Agreement, the Company must also incur expenditures totalling $200,000 for exploration or development work on the property, subject to the following:

- $35,000 of expenditures on or before October 28, 2004 (expensed);
- A further $50,000 of expenditures on or before October 28, 2005 ($43,458 expensed); and
- A further $115,000 of expenditures on or before October 28, 2006.

These claims are subject to a 2% net smelter return royalty ("NSR") after all land holding, operating and capital costs have been recovered. This NSR royalty may be reduced to 1% by a payment of $500,000.

	March 31, 2005	June 30, 2004
Consideration paid to date ($000's)	$ 67	$ 25

c) Loney Property - Sudbury, Ontario

Terms of Acquisition

Pursuant to an Option to Purchase Agreement (the "Loney Agreement") dated May 4, 2004, the Company was granted an exclusive option to purchase 100% interest in certain mineral claims located in the Sudbury Mining Division, in the province of Ontario, near Sudbury (the "Loney Property") by paying a total of $7,510 ($2,010 paid) and issuing up to 39,333 common shares (5,000 issued). The remaining payments and issuance of common shares related to the Loney property are as follows:

- payment of $2,500 and issuance of 13,333 common shares on or before June 30, 2005; and
- payment of $3,000 and issuance of 21,000 common shares on or before June 30, 2006.

These claims are subject to a 2% net smelter return royalty ("NSR") after all land holding, operating and capital costs have been recovered. This NSR royalty may be reduced to 1% by a payment of $1,000,000.

	March 31, 2005	June 30, 2004
Consideration paid to date ($000's)	$ 20	$ 6

d) Hope Lake Property - Kenora, Ontario

Terms of Acquisition

Pursuant to an Option to Purchase Agreement (the "Hope Agreement") dated June 4, 2004, the Company was granted an exclusive option to purchase 100% interest in certain mineral claims situated in the Kenora Mining Division, in the province of Ontario, near Kenora (the "Hope Lake Property") by paying a total of $22,000 ($5,000 paid) and issuing up to 30,000 common shares (10,000 issued). The remaining payments and issuance of common shares related to the Hope Lake property are as follows:

- payment of $7,000 and issuance of 10,000 common shares on or before June 4, 2005; and
- payment of $10,000 and issuance of 10,000 common shares on or before June 4, 2006.

Under the terms of the Hope Agreement, the Company must also incur expenses totalling $285,000 for exploration or development work on the property, subject to the following:

- $45,000 of expenditures on or before June 4, 2005 ($24,583 expensed);
- A further $90,000 of expenditures on or before June 4, 2006; and
- A further $150,000 of expenditures on or before June 4, 2007.

These claims are subject to a 2% net smelter return royalty ("NSR") after all land holding, operating and capital costs have been recovered. This NSR royalty may be reduced to 1% by a payment of $500,000.

	March 31, 2005	June 30, 2004
Consideration paid to date ($000's)	$ 14	$ 8

e) Skead Property - Sudbury, Ontario

Terms of Acquisition

Pursuant to an Option to Purchase Agreement (the "Skead Agreement") dated January 12, 2004, the Company was granted an exclusive option to purchase 100% interest in certain mineral claims located in the Sudbury Mining Division, in the province of Ontario, near Sudbury (the "Skead Property") by paying a total of $8,000 ($4,500 paid) and issuing up to 60,000 common shares (40,000 issued). The remaining payments and issuance of common shares related to the Skead property are as follows:

- payment of $3,500 and issuance of 20,000 common shares on or before January 12, 2006.

These claims are subject to a 2% net smelter return royalty ("NSR") after all land holding, operating and capital costs have been recovered. This NSR royalty may be reduced to 1% by a payment of $1,000,000. In the event commercial production has not commenced by January 12, 2007, annual royalty payments of $5,000 will be payable until such time as commercial production.

	March 31, 2005	June 30, 2004
Consideration paid to date ($000's)	$ 37	$ 19

4. CAPITAL ASSETS:

In thousands of Canadian dollars ($000's)	Costs	Accumulated Amortization	March 31, 2005 Net Book Value	June 30, 2004 Net Book Value
Land	$ 105	-	105	$ 105
Buildings	356	14	342	447
Computer & office equipment	439	41	398	90
Vehicle & equipment	305	38	267	106
Drilling & field equipment	3,607	246	3,361	1,202
	$ 4,812	339	4,473	$ 1,950

5. ACQUISITION OF DRILLING COMPANIES:

On February 17, 2005, the Company, purchased 100% of the issued and outstanding shares of the Advanced Drilling Group of Companies for cash consideration of $1.35 million cash and the issuance of 1,833,333 shares of common stock at a value of $1.65 million.

These acquisitions were accounted for by the purchase method. The results of operations of the acquired companies are included in the statement of operations from the acquisition dates.

The following table summarizes the fair value of assets acquired and liabilities assumed at the acquisition date:

Net identifiable assets acquired ($000's)	Advanced Drilling Group of Companies
Cash	$ 975
Other current assets	217
Net capital assets	2,019
Current liabilities	(187)
	$ 3,024
Purchase price	
Cash	$ 1,350
Acquisition costs	24
Share consideration	1,650
	$ 3,024

CABO MINING ENTERPRISES CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
NINE MONTH PERIOD ENDED MARCH 31, 2005

6. LONG TERM DEBT:

In thousands of Canadian dollars ($000's)	March 31, 2005		June 30, 2004	
Demand loan	$	-	$	74
Term loan (a)		38		53
Capital lease (b)		70		46
Demand installment loans		-		1,000
Vehicle loan (c)		14		22
Equipment loan (d)		88		-
Capital lease (e)		198		-
	$	408	$	1,195
Current Portion		(143)		(1,089)
	$	265	$	106

(a) Term loan bears interest at bank prime less 1% per annum, payable in monthly installments of $1,667 plus interest maturing February 2007.

(b) Capital lease obligations have monthly aggregate payments of $973 at interest rates of 0.0% to 16.2% per annum.

(c) Vehicle loan, payable in blended monthly installments of $665 bearing interest at 4.9% per annum.

(d) Equipment loan, payable in blended monthly installments of $2,613 bearing interest at 7.0% per annum.

(e) Capital lease, payable in blended monthly installments of $5,816 bearing interest at 13.4% per annum.

7. RELATED PARTY TRANSACTIONS:

In thousands of Canadian dollars ($000's)	March 31, 2005		March 31, 2004	
Deferred exploration and staking activities charged by a company controlled by an officer	$	193	$	33
Management, para-legal, office administration and rent, accounting, and secretarial services charged by a company controlled by a director		176		98
Management and financial consulting activities charged by a company controlled by an officer		56		-
Drilling and other related labour services billed by a company controlled by a director		144		-
Management, legal and regulatory services billed by a company controlled by an officer		32		-

CABO MINING ENTERPRISES CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
NINE MONTH PERIOD ENDED MARCH 31, 2005

8. SHARE CAPITAL:

a) Authorized

100,000,000 common shares without par value

b) Issued

	Nine months ended March 31, 2005		Three months ended March 31, 2005		June 30, 2004	
in thousands of Canadian dollars	SHARES (000's)	AMOUNT (000's)	SHARES (000's)	AMOUNT (000's)	SHARES (000's)	AMOUNT (000's)
Balance, beginning of period	26,354	$ 22,493	28,348	$ 24,002	9,107	$ 12,609
For Property	513	421	21	16	155	107
Private placements	1,250	1,000	-	-	10,455	7,438
For finders fees	-	-	-	-	186	112
Exercise of warrants	110	72	54	32	1,254	666
Exercise of options	-	-	-	-	186	138
For debt settlement	-	-	-	-	1,700	340
For acquisitions	2,029	1,817	1,833	1,650	3,278	1,639
For bonus	-	-	-	-	33	8
Share issue costs	-	(103)	-	-	-	(693)
Reduction in contributed surplus on exercise of options	-	-	-	-	-	129
Flow-through expenditure benefit renounced	-	(367)	-	(367)	-	
Balance, end of period	30,256	$ 25,333	30,256	$ 25,333	26,354	$ 22,493

c) As at March 31, 2005, the following stock options were outstanding:

Outstanding Options		Exercisable Options		
Number	Weighted Average Exercise Price	Number	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price
598,000	$ 0.75	598,000	3 years	$ 0.75
1,479,000	$ 0.92	-	3 years	$ 0.92

8. SHARE CAPITAL (Continued):

A summary of the changes in stock options for the nine months ended March 31, 2005 is presented below:

	Number of Shares	Weighted Average Exercise Price
Balance, July 1, 2004	598,000	$ 0.75
Options granted	1,431,000	0.92
Options exercised	-	-
Options expired or cancelled	-	-
Balance, March 31, 2005	2,029,000	$ 0.87

The weighted average fair value of the 1,431,000 options granted during the nine months was estimated on the grant date using the Black-Scholes option pricing model with the following assumptions:

Dividend Rate	0%
Risk-free rate	3.4%
Expected life (years)	2.9
Expected volatility	78%

The fair value per share granted was $0.47. Compensation expense of $666,195 was charged to operations and credited to contributed surplus in the quarter ended December 31, 2004.

d) As at March 31, 2005, share purchase warrants were outstanding to purchase 5,807,156 common shares as follows:

Expiry Date	Number of Shares	Exercise Price
January 19, 2006	1,136,800	$ 0.40
April 6, 2006	1,772,650	1.25
April 16, 2006	2,897,706	1.25
Total	5,807,156	

e) **Contributed Surplus**

In thousands of Canadian dollars ($000's)	March 31, 2005	June 30, 2004
Balance, beginning of period	$ 423	$ 552
Relieve contributed surplus on exercise of share options	-	(129)
Compensation attributed to shares options granted during the period	666	-
Balance, end of period	$ 1,089	$ 423

9. SUBSEQUENT EVENTS:

a) On February 21, 2005, the Company announced that it had signed a letter of intent to acquire Les Forages de Montreal(1988) Inc. for cash consideration of $350,000 and the issuance of 500,000 shares of common stock at $0.80 per share for value of $400,000.

b) On April 22, 2005 the Company had entered into a lease agreement, at an interest rate of 13.4% per annum, to finance the additional cost associated with the Enterprise Resourse Planning software. The amount of the financing is $188,528 payable in 36 blended monthly payments over 3 years.

c) On May 12, 2005, the Company announced, subject to TSX Venture Exchange approval, the repricing of 1,479,000 stock options previously granted to its employees, directors, officers and consultants in July and October, 2004 to an exercise price of $0.80 per share. The Company also announced the granting of additional incentive stock options to new employees and officiers to purchase 250,000 common shares of the Company at $0.80 per share.